UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

JetPay Corporation (Name of Subject Company)
JetPay Corporation (Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-1 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-2 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

477177109 (CUSIP Number of Class of Securities)

Gregory M. Krzemien Chief Financial Officer JetPay Corporation 7450 Tilghman Street, Suite 170 Allentown, PA 18106 Tel: (610) 797-9500

With copies to: James A. Lebovitz, Esq. Ian Hartman, Esq. Dechert LLP Cira Centre Philadelphia, PA Tel: (215) 994-4000 Fax: (215) 994-2222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by JetPay Corporation, a Delaware corporation (“JetPay” or the “Company”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Orwell Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on November 2, 2018 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase:

•	all of the issued and outstanding Company’s common stock, par value $0.001 per share (the “Common Shares”), at a purchase price of $5.05 per Common Share (the “Common Share Offer Price”);

•	all of the issued and outstanding Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”), at a price per Series A Preferred Share equal to the greater of (A) the Series A Liquidation Value of such Series A Preferred Share and (B) the amount of proceeds that the holder of such Series A Preferred Share would receive if such Series A Preferred Share was converted into Common Shares pursuant to the Series A Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion;

•	all of the issued and outstanding Series A-1 Convertible Preferred Stock, par value $0.001 per share (the “Series A-1 Preferred Shares”), at a price per Series A-1 Preferred Share equal to the greater of (A) the Series A-1 Liquidation Value of such Series A-1 Preferred Share and (B) the amount of proceeds that the holder of such Series A-1 Preferred Share would receive if such Series A-1 Preferred Share was converted into Common Shares pursuant to the Series A-1 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion; and

•	all of the issued and outstanding Series A-2 Convertible Preferred Stock, par value $0.001 per share (the “Series A-2 Preferred Shares”), at a price per Series A-2 Preferred Share equal to the greater of (A) the Series A-2 Liquidation Value of such Series A-2 Preferred Share and (B) the amount of proceeds that the holder of such Series A-2 Preferred Share would receive if such Series A-2 Preferred Share was converted into Common Shares pursuant to the Series A-2 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2018 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

The second paragraph of Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals—United States Antitrust Laws” is hereby deleted and replaced in its entirety with the following:

“On November 9, 2018, the FTC granted early termination of the waiting period under the HSR Act as applicable to the Offer.”

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by replacing the contents of such section with the following:

“On November 12, 2018, a lawsuit was filed in the United States District Court for the District of Delaware, captioned Alvin Mittelstaed v. JetPay Corporation et al., case no. 1:18-cv-01780-LPS (the “Mittelstaed Action”). The Mittelstaed Action is brought against the Company, Parent, Merger Sub, and the six members of the Board and alleges that the Schedule 14D-9 omitted material information with respect to the proposed transaction, which rendered the Schedule 14D-9 false or misleading. The causes of action set forth in the complaint are (i) a claim against all defendants for violations of Section 14(e) of the Exchange Act, as well as (ii) a claim against the Board for violations of Section 20(a) of the Exchange Act. The complaint seeks, among other things, injunctive relief, rescissory damages, and an award of attorneys’ fees and expenses.”

“On November 13, 2018, a class action lawsuit was filed in the United States District Court for the District of Delaware, captioned Anthony Franchi v. JetPay Corporation et al., case no. 1:18-cv-01791-LPS (the “Franchi Action”). The Franchi Action is brought against the Company, Parent, Merger Sub, and the six members of the Board and alleges that the Schedule 14D-9 omitted material information with respect to the proposed transaction, which rendered the Schedule 14D-9 false or misleading. The causes of action set forth in the complaint are (i) a claim against all defendants for violations of Section 14(e) of the Exchange Act, (ii) a claim against all defendants for a violation of Section 14(d) of the Exchange Act, and (iii) a claim against the Board for violations of Section 20(a) of the Exchange Act. The complaint seeks, among other things, injunctive relief, rescissory damages, and an award of attorneys’ fees and expenses.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 Amendment No. 1 is true, complete and correct.

JETPAY CORPORATION

Dated: November 16, 2018	By:	/s/ Gregory M. Krzemien
	Name:	Gregory M. Krzemien
	Title:	Chief Financial Officer